SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2007

STORA ENSO CORPORATION

(Translation of registrant's name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        X             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No        X

Stora Enso delists its American Depositary Receipts (ADRs) from the New York Stock Exchange

ADRs to trade over-the-counter (OTC) in the United States

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that it has delisted its ADRs from the New York Stock Exchange. The last day of trading was 28 December 2007. Starting 31 December 2007, Stora Enso will maintain a sponsored Level I ADR facility and its ADRs will be traded on the International OTCQX – a premium market tier that distinguishes leading international companies from other securities traded over-the-counter.

Stora Enso intends to file Form 15F with the Securities and Exchange Commission (SEC) in January 2008 to deregister and terminate its reporting obligations under the Exchange Act. By law, upon filing Form 15F Stora Enso’s reporting obligations under the Exchange Act are immediately suspended and the deregistration becomes effective 90 days later unless Form 15F is withdrawn by Stora Enso before then or the SEC delays the deregistration process. Stora Enso reserves the right to postpone the filing of the Form 15F or withdraw Form 15F for any reason prior to its effectiveness.

For further information, please contact:

Hannu Ryöppönen, Deputy CEO and CFO,

tel. +358 2046 21450

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

www.storaenso.com

www.storaenso.com/investors

Stora Enso is an integrated paper, packaging and forest products company producing newsprint and book paper, magazine paper, fine paper, consumer board, industrial packaging and wood products. Stora Enso’s sales totalled EUR 14.6 billion in 2006. The Group has some 44 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.5 million tonnes of paper and board and 7.4 million cubic metres of sawn wood products, including 3.2 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki and Stockholm.

Stora Enso Oyj Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 31, 2007	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President, Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel